| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liberty Capital Investment Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1800 SW 1st Avenue, Ste. 150
(No. and Street)

| Portland | OR | 97201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Stefanie Reel | 503-225-9393 | sreel@libertycapinv.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

| 2700 Ygnacio Valley Road, Ste. 270 | Walnut Creek | CA | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gary Purpura _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liberty Capital Investment Corporation _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

Notary Public

OFFICIAL STAMP
JOHN STEPHENS AYRES
NOTARY PUBLIC - OREGON
COMMISSION NO. 1054823
MY COMMISSION EXPIRES DECEMBER 26, 2028

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Liberty Capital Investment Corporation

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Liberty Capital Investment Corporation's management. Our responsibility is to express an opinion on Liberty Capital Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberty Capital Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital, and Schedule 2 – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's financial statements. The supplemental information is the responsibility of Liberty Capital Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Liberty Capital Investment Corporation's auditor since 2023.
Walnut Creek, California
March 10, 2025

# FINANCIAL STATEMENTS

**LIBERTY CAPITAL INVESTMENT CORPORATION**

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2024**

|  | 2024 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $1,903 |
| Cash at investment account | 5,470 |
| Receivables from broker dealers | 102,383 |
| Receivables – Other | 13,103 |
| Inventory positions at clearing Corporation | 493,893 |
| Deposits with clearing organizations | 26,270 |
| Furniture, equipment at cost – net of accumulated depreciation of $27,619 | 1,013 |
| Prepaid expenses | 14,396 |
| Right-of-Use Lease – net of amortization | 23,436 |
| TOTAL ASSETS | $681,867 |
| | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| LIABILITIES | |
| Accounts payable and accrued liabilities | $88,797 |
| Deferred Revenue | 71,735 |
| Deferred income taxes | 45,450 |
| Lease Liability | 23,436 |
| TOTAL LIABILITIES | 229,418 |
| | |
| STOCKHOLDERS' EQUITY | |
| Common stock, no par value 7,400 shares issued | 22,333 |
| Additional paid-in capital | 10,116 |
| Retained earnings | 420,000 |
| | |
| Total stockholders' equity | 452,449 |
| | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $681,867 |

See accompanying notes and accountant's audit report.

# LIBERTY CAPITAL INVESTMENT CORPORATION

## STATEMENT OF INCOME

**For the Year Ended December 31, 2024**

|  | 2024 |
|---|---|
| REVENUE | |
| Commissions | $234,194 |
| Sale of investment company shares | 262,455 |
| Dividends and interest | 17,339 |
| Investment Advisory Fees | 520,619 |
| Other | 99,817 |
| Gains (losses) on securities | 38,181 |
| Total revenue | 1,172,605 |
| EXPENSES | |
| Employee compensation and taxes | 894,006 |
| Commissions and floor brokerage | 78,160 |
| Regulatory fees and assessments | 4,450 |
| Communications | 7,394 |
| Occupancy and equipment rents | 71,236 |
| Professional fees | 20,989 |
| Other expenses | 70,462 |
| Depreciation | 310 |
| Total expenses | 1,147,007 |
| NET INCOME BEFORE INCOME TAXES | 25,598 |
| INCOME TAXES | 9,958 |
| NET INCOME | $15,640 |

See accompanying notes and accountant's audit report.

# LIBERTY CAPITAL INVESTMENT CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

**For the Year Ended December 31, 2024**

| Common Stock | Shares | Amount | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2023 | 7,450 | $22,333 | $10,116 | $407,732 | $440,181 |
| Net income for the year | | | | $15,640 | $15,640 |
| Repurchase Treasury Stock | (50) | | | (3,372) | (3,372) |
| Balance at December 31, 2024 | 7,400 | $22,333 | $10,116 | $420,000 | $452,449 |

See accompanying notes and accountant's audit report.

# LIBERTY CAPITAL INVESTMENT CORPORATION

## STATEMENT OF CASH FLOWS

### For the Year Ended December 31, 2024

|  | 2024 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | 15,640 |
| *Adjustments to reconcile net income to cash used in operating activities* | |
| Depreciation | 310 |
| Gains and Losses on Securities Sold | 0 |
| Change in Securities Held for Sale | (38,181) |
| *Change in operating assets and liabilities* | |
| Change in Receivables | (11,995) |
| Change in Deposit at Clearing Broker | (449) |
| Change in Prepaid Expenses | (6,016) |
| Change in Accounts Payable and Accrued Liabilities | 18,866 |
| Change in Deferred Taxes | 10,950 |
| Net cash used by operating activities | (10,875) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of equipment | 0 |
| Net cash used by investing activities | 0 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Purchase of company stock | (3,372) |
| Net cash used in financing activities | (3,372) |
| Net increase in cash and cash equivalents | (14,247) |
| Cash and cash equivalents at beginning of year | 16,150 |
| Cash and cash equivalents at end of year | $1,903 |

**Amounts paid for Federal and State Taxes: $500**

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

**LIBERTY CAPITAL INVESTMENT CORPORATION**NOTES TO FINANCIAL STATEMENTS
**December 31, 2024**

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, the date of which the financial statements were available to be issued and did not note any events requiring disclosure.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

**Significant Judgements**
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

**Commissions**
*Brokerage commissions.* The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

**Other Revenue**
*Annuities.* The Company earned $43,102 of annuity income during the year. These are trails paid from existing annuities. This includes the obligation to make periodic payments to the annuitant over a specified period or for the annuitant's lifetime. For annuities, this means recognizing revenue over the period during which the annuity payments are made to the customer.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Sale of investment company shares.* The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable are recognized in the period of time the investor remains in the fund.

### Asset Management
*Investment advisory fees.* The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Fees received prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024 the Company had $71,735 as contract liabilities for advisory services to be provided during the first quarter of 2025.

### Investments

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in income.

### Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

### Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management makes estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

# NOTE B – RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Accounts receivable from brokers, dealers and clearing organizations result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

# NOTE C – INVENTORY POSITION AT CLEARING CORPORATION

Fair value is the price that would be used to sell an asset in orderly transaction between market participants at the measurement date. Assets recorded at fair value are categorized upon the level of judgement associated with observable inputs to measure their value. All of the company's securities are measured as level one inputs which use unadjusted quoted prices in active market for identical assets. There were no transfers of invested assets between fair value level categories during the year.

Marketable securities owned at December 31, 2024, consist of investment securities at quoted market values.

| Readily marketable (allowable): | Market Value | Cost | Unrealized |
|---|---|---|---|
| Corporate stocks and bonds | $493,893 | $337,494 | $156,399 |
| Bank insured deposits | 0 | 0 | 0 |
| | $493,893 | $337,494 | $156,399 |

Fair Value Measurement at Reporting Date Using:

| Description | 2024 | Quoted Price in Active Markets For Identical Assets Level 1 |
|---|---|---|
| Money Market | $5,470 | $5,470 |
| Securities held for sale | 493,893 | 493,893 |
| Total | $499,363 | $499,363 |

# NOTE D – FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2024, fixed assets consist of:

| | |
|---|---|
| Furniture and fixtures | $27,102 |
| Leasehold improvements | 1,530 |
| Less accumulated depreciation | (27,619) |
| | $1,013 |

Depreciation expense was $310 for the year ended December 31, 2024.

## NOTE E – CAPITAL STOCK

Capital stock at December 31, 2024 consists of:

> 10,000 shares of no-par value common stock authorized,       $22,333
> 7,400 issued and outstanding

The Company repurchased 50 shares from departing employee in 2024.

## NOTE F – INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2021, generally for three years after they were filed.

|  | Deferred | Current | Total |
|---|---|---|---|
| Federal | ($7,989) | $0 | ($7,989) |
| State | (1,469) | (500) | (1,969) |
| Total Provision | ($9,458) | ($500) | ($9,958) |

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

## NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $362,847, which was $347,354 in excess of its required net capital of $15,293. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1.

## NOTE H – RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company contributes 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2024, was $15,453.

## NOTE I – STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

## NOTE J – LEASE COMMITMENTS

The Company entered into an extended lease agreement effective May 1, 2025, for lease of office space and parking. Parking is at the current market rate.   The office lease was extended for 65 months starting May 1, 2025 through September 30, 2031 with future monthly minimum lease payments of $4,149 for first twelve months, $4,274 for second year, $4,402 for third year, $4,534 for fourth year, $4,670 for fifth year and $4,810 for final 9 months.  At December 31, 2024 the balance of both of Right-of-Use lease and lease liability was $23,436.  The Company used a 3% discount rate for the lease asset and liability.  The lease extension has not been recorded to these financial statements as it is not enforceable till May, 2025.

Total rent expense including parking for 2024 was $77,615.

## NOTE K – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2024, the Company's uninsured cash balance was $0.00.

## NOTE L – COMMITMENTS AND CONTINGENCIES

At December 31, 2024 the company had no commitments or contingencies to report.

## NOTE M -SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07- Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (CODM") and included within each reported measure of a segment's profit or loss.  ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating

performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is president of the Company.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

# LIBERTY CAPITAL INVESTMENT CORPORATION

## SCHEDULE 1

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

COMPUTATION OF NET CAPITAL

For Year Ended December 31, 2024

|  | 2024 |
|---|---|
| Stockholders' equity from statement of financial condition | $452,449 |
| Deduct equity not allowable for net capital | 0 |
| Stockholders' equity qualified for net capital | 452,449 |
|  |  |
| Deductions and/or charges |  |
|     Non-allowable assets: |  |
|     Furniture and equipment | (1,013) |
|     Prepaid expenses | (14,396) |
| Net capital before haircuts | 437,040 |
|     Haircut on other securities | (74,193) |
| Net Capital | $362,847 |
|  |  |
| Computation of net capital requirement |  |
|     Minimum net capital required of the greater of $5,000 or | $15,293 |
|     6 2/3% of aggregate indebtedness of $229,418 |  |
| Minimum dollar net capital requirement | $5,000 |
|  |  |
| Excess net capital | $347,554 |
|  |  |
| Aggregate Indebtedness |  |
| Items included from statement of financial condition: |  |
| Account payable and accrued liabilities | $160,532 |
| Deferred Income Taxes | 45,450 |
| Lease Liability | 23,436 |
| Total aggregate indebtedness | $229,418 |
|  |  |
| Ratio: Aggregate indebtedness to net capital | 0.63 to 1 |

**LIBERTY CAPITAL INVESTMENT CORPORATION**

**SCHEDULE 1**

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT –
PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE
COMMISSION**

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5

For Year Ended December 31, 2024

|  | **2024** |
|---|---|
| NET CAPITAL | |
| Net capital as of December 31, per unaudited report filed by respondent | $373,797 |
| Adjustments | |
| Increase (Decrease) in deferred income taxes | (10,950) |
| Net capital at December 31, as adjusted | $362,847 |
| AGGREGATED INDEBTEDNESS | |
| Total aggregate indebtedness as of December 31, per unaudited report filed by respondent | $195,031 |
| Rounding | 0 |
| Increase (Decrease) in deferred income taxes | 10,950 |
| Increase (Decrease) in Lease Liability | 24,387 |
| Total aggregate indebtedness as of December 31, as adjusted | $229,418 |

**LIBERTY CAPITAL INVESTMENT CORPORATION**

**SCHEDULE 2**

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2024

The Company is exempt from the provision of SEC Rule 15c3-3, see the exemption report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Liberty Capital Investment Corporation

We have reviewed management's statements, included in the accompanying 2024 Exemption Report, in which (1) Liberty Capital Investment Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Liberty Capital Investment Corporation claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision] and (2) Liberty Capital Investment Corporation stated that Liberty Capital Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Capital Investment Corporation's compliance with the exemption provisions and with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 10, 2025

# Liberty Capital Investment Corporation
# 2024 Exemption Report

Liberty Capital Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Liberty Capital Investment Corporation

I, Gary Purpura, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Signed by: Gary Purpura
1AD080F03AE843E...

**Date:** 3/7/2025

**Title: President and Chief Compliance Officer**



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Liberty Capital Investment Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Liberty Capital Investment Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 10, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Liberty Capital Investment Corporation

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Liberty Capital Investment Corporation's management. Our responsibility is to express an opinion on Liberty Capital Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberty Capital Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital, and Schedule 2 – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's financial statements. The supplemental information is the responsibility of Liberty Capital Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Liberty Capital Investment Corporation's auditor since 2023.
Walnut Creek, California
March 10, 2025

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Liberty Capital Investment Corporation

We have reviewed management's statements, included in the accompanying 2024 Exemption Report, in which (1) Liberty Capital Investment Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Liberty Capital Investment Corporation claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision] and (2) Liberty Capital Investment Corporation stated that Liberty Capital Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Capital Investment Corporation's compliance with the exemption provisions and with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 10, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

March 10, 2025

To the Audit Committee
Liberty Capital Investment Corporation

In connection with our audit of the financial statements and supplemental information of Liberty Capital Investment Corporation for the year ended December 31, 2024, we will issue our report thereon dated March 10, 2025. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2024. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Liberty Capital Investment Corporation in its 2024 financial statements are described in Note A to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

Management's estimates of depreciation is based on an estimated useful life of five to ten years.

Management's estimates for lease accounting in accordance with ASC 842-Lease Accounting.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

## Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Our consideration of the quality of the Company's financial reporting was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in the Company's financial reporting that might be material weaknesses or significant deficiencies and therefore material weaknesses or significant deficiencies may exist that were not identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis. We did not note any deficiencies in internal control over financial reporting that we consider to be material weaknesses.

We did identify a weakness in internal control over compliance.

In reviewing the Company's procedures, we noted a control deficiency related to compliance with SEA Rule 15c3-3. While the Company is tracking received customer funds and recording when they are transmitted, the log does not note the date the customer funds were received. As such, the log does not explicitly show if the customer funds were promptly transmitted in accordance with the Rule and the Company can't be certain it's meeting the compliance requirement.

We discussed with management who has as of the date of this letter has modified the log to include when the customer funds were received and when they were transmitted (date and time).

## Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

## Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed the draft with you.

## Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions or Footnote 74 that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, and management of Liberty Capital Investment Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California

# LIBERTY CAPITAL INVESTMENT COPORATION
## DECEMBER 31, 2024
## AUDIT ADJUSTMENTS

| Description (Nature) of Misstatement (MS) | | Total Assets | Total Liabilities | Equity | Revenues / Expenses |
|---|---|---|---|---|---|
| **CORRECTED** | | | | | |
| Reclassification of cash held in investment account at clearing broker. | Firm Investment | $ (5,470) | | | |
| | Cash in investment acct. | $ 5,470 | | | |
| | | $ - | $ - | $ - | $ - |
| | | | | | |
| **UNCORRECTED** | | | | | |
| We recalculated the RIA Fee & Profit Loss revenues based on the portfolio value and investment advisory rates, however it resulted in differences between our calculation and the recorded amount. The extrapolated difference over our sample population is below our TM and ISI, however above our trivial threshold and as such we recorded it herein. | | $ (2,294) | | | $ 2,294 |
| We recalculated the mutual fund commission trailing and noted some differences in our recalculations. The extrapolated difference over our sample population is below our TM and ISI, however above our trivial threshold and as such we recorded it herein. | | $ (4,633) | | | $ 4,633 |
| Auditor's calculation of unrealized gains and realized gains differed from those recorded by the Company. | Unrealized | $ (2,253) | | | $ 3,073 |
| | Realized | | | | $ (820) |
| Auditor's calculation of deferred tax liability differed from the amount on the books by an immaterial amount. | | | $ (4,400) | | $ 4,400 |
| Record 2024 Depreciaiton Expense. | | | $ (1,323) | | $ 1,323 |
| Auditor recorded difference in lease accounting balances. | | $ (3,005) | $ 4,631 | | $ (1,626) |
| | | $ (12,185) | $ (1,092) | $ - | $ 13,277 |